Gryphon Digital Mining, Inc.

1180 N. Town Center Drive, Suite 100

Las Vegas, NV 89144

VIA EDGAR

July 21, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski John Dana Brown

Re:	Gryphon Digital Mining, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 1, 2025
File No. 333-287865

Ladies and Gentlemen:

Gryphon Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) hereby submits its responses to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 16, 2025, regarding the Registration Statement on Form S-4 (the “Registration Statement”) submitted to the Commission on July 1, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the response. In response to the Staff’s comment, the Company is filing via Edgar a revised draft Registration Statement (the “Amended Registration Statement”) simultaneously with the submission of this response letter. Capitalized terms used but not defined in this correspondence have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

The Mergers

Opinion of Marshall & Stevens, page 80

1.	Refer to your response to prior comment 21. We note your revised disclosure on page 80 that “Liability of Marshall & Stevens or the Gryphon Board to any other person or entity with respect to the M&S Opinion, if any, would be separate and apart from any liability under Marshall & Stevens’ contract with Gryphon and depend on the standing of such nonparty claimant, as may be determined by a court of competent jurisdiction.” Please disclose that resolution of the question of the availability of a state law defense to Marshall & Stevens will have no effect on the rights and responsibilities of the Gryphon Board under applicable state law. Further disclose that the availability of such a state law defense to Marshall & Stevens would have no effect on the rights and responsibilities of either Marshall & Stevens or the Gryphon Board under the federal securities laws.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on page 80 of the Amended Registration Statement to address the Staff’s comment.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Adam Berkaw, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Steve Gutterman
Name:	Steve Gutterman
Title:	Chief Executive Officer

cc:	Adam Berkaw, Ellenoff Grossman & Schole LLP
Christopher M. Barlow, Skadden, Arps, Slate, Meagher & Flom LLP
Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP